As filed with the Securities and Exchange Commission on April 8, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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Horizon Offshore, Inc.

(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2500 CityWest Boulevard Suite 2200 Houston, Texas 77042 (713) 361-2600 Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	76-0487309 (I.R.S. Employer Identification Number)

David W. Sharp

Chief Financial Officer

Horizon Offshore, Inc.

2500 CityWest Boulevard, Suite 2200

Houston, Texas 77042

(713) 361-2600

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copy to: William B. Masters Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. 201 St. Charles Avenue, 51st Floor New Orleans, Louisiana 70170-5100 (504) 582-8000 Fax: (504) 582-8012

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APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after the effective date of this registration statement.

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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock(2) ............................................................	9,433,718(3)	$2.915	$27,499,287.97	$3,484.16

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales price of the registrant's common stock on the Nasdaq National Market on April 7, 2004.

(2)	The shares being registered hereby will be accompanied by the registrant's preferred stock purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by the certificates for the registrant's common stock, and will be transferred along with and only with the registrant's common stock.

(3)	Includes 4,732,956 shares of common stock issuable upon the exercise of outstanding warrants. In accordance with Rule 416 under the Securities Act of 1933, there are also being registered hereby such indeterminate number of additional shares of common stock as may become issuable pursuant to a stock split, stock dividend, recapitalization or similar transaction.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 8, 2004

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

Horizon Offshore, Inc.

9,433,718 Shares

Common Stock

The selling stockholders identified in this prospectus may offer and sell up to 9,433,718 shares of our common stock under this prospectus. We will not receive proceeds from any sale of common stock by the selling stockholders. For more information on the methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution."

Our common stock is listed on the Nasdaq National Market under the symbol "HOFF." On April 6, 2004, the last reported sales price of our common stock was $2.91 per share.

See "Risk Factors" beginning on page 5 for information that you should consider before investing in the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

TABLE OF CONTENTS

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You should rely only on information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy that information at the public reference rooms of the SEC at its offices located at 450 Fifth Street, NW, Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

We maintain an Internet site at http://www.horizonoffshore.com that contains information about our business. The information contained at our Internet site is not part of this prospectus.

We have filed a registration statement and related exhibits with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the SEC's public reference rooms, and you may obtain copies from the SEC at prescribed rates.

The SEC allows us to "incorporate by reference" the information we file with it, which means:

   incorporated documents are considered part of the prospectus;

   we can disclose important information to you by referring you to those documents; and

   information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

  Our annual report on Form 10-K for the fiscal year ended December 31, 2003 (filed March 15, 2004);

  Amendment No. 1 to our annual report on Form 10-K for the fiscal year ended December 31, 2003 (filed April 8, 2004);

  Our current reports on Form 8-K filed January 29, 2004, March 12, 2004 and March 15, 2004;

  The description of our common stock set forth under the heading "Description of Capital Stock" in our registration statement on Form S-1, File No. 333-43965, originally filed with the SEC on January 9, 1998; and

  All documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

Horizon Offshore, Inc.

2500 CityWest Boulevard, Suite 2200

Houston, Texas 77042

Attn: David W. Sharp

(713) 361-2600

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in some of the documents that we incorporate by reference in this prospectus are forward-looking statements about our expectations of what may happen in the future. Statements that are not historical facts are forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements can sometimes be identified by our use of forward-looking words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan" and similar expressions.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder value may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in "Risk Factors" beginning on page 5.

Our management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events.

THE COMPANY

We provide marine construction services for the offshore oil and gas and other energy related industries in the U.S. Gulf of Mexico, Northeastern U.S., Latin America, Southeast Asia and West Africa, and recently expanded our operations to the Middle East. We have eleven vessels in our marine fleet which are currently operational, including five pipelay and pipebury vessels, one dedicated pipebury vessel, two derrick barges, two support vessels and one combination pipelay and derrick vessel. Our primary services include:

  installing pipelines;

  providing pipebury, hook-up and commissioning services;

  installing production platforms and other structures;

  disassembling and salvaging production platforms and other structures; and

  performing pipe spooling services.

We have our principal executive offices at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042. Our telephone number is (713) 361-2600.  References to "Horizon" "we," "us," "our" and similar terms refer to Horizon Offshore, Inc. and its subsidiaries.

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the following risk factors before you decide to buy any of our securities. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus before you decide to buy any of our securities.

All phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the results of our operations and the accuracy of forward-looking statements made by us. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements include the following:

  our substantial current indebtedness of approximately $174.5 million as of March 31, 2004 could adversely affect our financial condition and the availability of cash to fund our operating needs;

  we will need additional financing in the future;

  we have had two consecutive years of operating losses and may incur additional operating losses in the future;

  Pemex's approval of claims and the outcome of any claims submitted to arbitration;

  the outcome of litigation with Iroquois and Williams;

  industry volatility, including the level of capital expenditures by oil and gas companies due to fluctuations in the price, and perceptions of the future price of oil and gas;

  contract bidding risks, including those involved in performing projects on a fixed-price basis and extra work outside the original scope of work, and the successful negotiation and collection of such contract claims;

  the highly competitive nature of the marine construction business;

  operating hazards, including the unpredictable effect of natural occurrences on operations and the significant possibility of   accidents resulting in personal injury and property damage;

  seasonality of the offshore construction industry in the U.S. Gulf of Mexico;

  risks involved in the expansion of our operations into international offshore oil and gas producing areas;

  dependence on the continued strong working relationships with significant customers operating in the U.S. Gulf of Mexico;

  ability to realize carrying values of salvaged structures;

  contract bidding risks;

  percentage-of-completion accounting;

  continued active participation of our executive officers and key operating personnel;

  the effect on our performance of regulatory programs and environmental matters;

  risks involved in joint venture operations, including difficulty in resolving disputes with present partners or reaching agreements with future partners;

  compliance with the Sarbanes-Oxley Act of 2002 and the significant expansion of securities law regulation of corporate governance, accounting practices, reporting and disclosure that affects publicly traded companies, particularly related to Section 404 dealing with our system of internal controls; and

  a possible terrorist attack or armed conflict could harm our business.

A more detailed discussion of the foregoing factors follows:

Our substantial indebtedness could adversely affect our financial health

We currently have a significant amount of indebtedness. As of December 31, 2003, we had total indebtedness of approximately $171.5 million. On March 11, 2004, we issued $65.4 million of subordinated secured notes ("Subordinated Notes") in a private placement. The private placement resulted in us having total indebtedness of approximately $221.9 million, or $204.6 million as reported under generally accepted accounting principles in the United States, which is net of a $17.3 million discount representing the fair value of the warrants issued and giving effect to the repayment of principal and interest under the $15.0 million term loan from Elliott Associates, L.P. ("Elliott Associates"), which together with Elliott International, L.P. ("Elliott International") beneficially owns 15.3% of our outstanding common stock. We also used a portion of the proceeds from the issuance of the Subordinated Notes to reduce our outstanding indebtedness under our revolving credit facilities by approximately $27.8 million. As of March 31, 2004, we had total indebtedness of approximately $174.5 million. Our high level of debt could have important consequences, including the following:

  inability of our current cash generation level to support future interest and principal payments on this high level of debt;

  inadequate cash for other purposes, such as capital expenditures and other business activities since we will need to use  a significant portion of our operating cash flow to pay principal and interest on our outstanding debt;

  increase our vulnerability to general adverse economic and industry conditions, including the continued difficult economic environment and depressed market in the marine construction industry in the U.S. Gulf of Mexico;

  limit our flexibility in planning for, or reacting to, changes in demand for our services in international areas, including mobilizing vessels between market areas;

  place us at a greater competitive disadvantage compared to our competitors that have less debt;

  limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets; and

  the potential of receiving an audit opinion with a "going concern" explanatory paragraph from our independent auditors.

Our ability to service our existing debt, provide working capital and fund our capital expenditure requirements will depend on our ability to generate cash in the future. Our ability to generate cash in the future is subject to demand for construction services by the oil and gas industry as a result of increased levels of capital expenditures by oil and gas companies, the resolution of collection issues on various receivables, claims and the outcome of litigation, and to competitive, general economic, financial, and many other factors that may be beyond our control.

We will need additional financing, and the future funding of our capital needs is uncertain

We require substantial working capital to fund our business and meet debt service and other obligations. As of March 31, 2004, we had unrestricted cash of approximately $12.2 million. With the completion of the Subordinated Note placement, we believe that cash provided by operations and available liquidity will be sufficient to fund our debt service requirements, working capital and vessel maintenance expenditures until at least December 31, 2004, barring any unforeseen circumstances. However, we do not believe that our available cash resources will be sufficient to retire our existing debt maturing in 2005, and we will be required to obtain additional financing. In addition, depending on our success in obtaining construction projects, we expect to continue to experience periodic cash demands that exceed our cash flow and may require additional external financing. Our current plan is to refinance our existing revolving credit facilities with other lenders during 2004 and, depending on market conditions, to repay all or a portion of the Subordinated Notes from the issuance of additional equity securities. To obtain any additional financing, we will evaluate all available financing sources, including, but not limited to, the issuance of equity or debt securities, corporate alliances and joint ventures. Funds raised through the issuance of additional equity may have negative effects on our stockholders, such as a dilution in percentage of ownership, and the rights, preferences or privileges of the new security holders may be senior to those of the common stockholders. We cannot provide assurance that we will be able to refinance any of our indebtedness, including our revolving credit facilities and the Subordinated Notes, on commercially reasonable terms or at all.  We also cannot provide assurance that we will be able to generate sufficient cash flow from operations or obtain additional debt or equity financing in an amount sufficient to enable us to meet our contractual cash obligations and pay our indebtedness.  Our ability to provide adequate working capital for our operations and comply with the financial covenants under our revolving credit facilities and our term-debt facilities, and in turn our ability to obtain advances under our revolving credit facilities, will depend in significant part on the extent to which we can successfully perform projects in 2004 and collect our outstanding contractual claims and amounts receivable for future projects.  If we are unable to obtain additional financing or generate cash flow sufficient to meet our debt service and other contractual cash obligations, management may be required to explore alternatives to reduce cash used by operating activities, including not pursuing construction projects that may otherwise appear to be promising to us due to the amount of working capital required to support the project. Failure to generate sufficient revenues, obtain additional financing or reduce cash used by operating activities would have a material adverse effect on our business, results of operations and financial condition.

We have had two consecutive years of operating losses and may incur additional operating losses in the future

We reported operating losses of $69.7 million and $1.3 million for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003, we had an accumulated deficit of approximately $54.2 million. We expect to continue to incur losses for at least the first half of 2004. We may not be profitable in the future. If we do achieve profitability in any period, we may not be able to sustain or increase such profitability on a quarterly or annual basis. We had negative cash flows from operations in 2003. Insufficient cash flows may adversely affect our ability to fund capital expenditures and pay debt service and other contractual obligations. If revenue generated from our existing backlog or any new projects awarded is less than estimated, we experience difficulty in collecting contractual amounts, or operating expenses exceed our expectations, our business, results of operations and financial condition will be materially and adversely affected.

The approval and timing of collection of receivables and claims from Pemex, litigation against Iroquois and Williams for the collection of outstanding receivables and the outcome of any future arbitration and litigation may adversely affect our liquidity and financing requirements

Our inability to collect our receivables from Petróleos Mexicanos (Pemex) continues to impact our liquidity. We have been unsuccessful in resolving our EPC 64 contract claims that we submitted to Pemex of approximately $78 million. The unapproved claims recorded as revenue to the extent of costs incurred through December 31, 2002 do not include any profit and are substantially less than the actual claims submitted to Pemex. The carrying value of our claims consisted of approximately $57.0 million of unapproved claims and approximately $8.5 million of additional scope of work performed. We have collected approximately $4.8 million of the $57.0 million of claims as of December 31, 2003 related to our delays. Subsequent to December 31, 2003, we collected approximately $2.1 million related to additional scope of work performed. Pemex substantially increased the scope of our operations under this contract during 2000 to 2002, which subjected the project to greater interruptions due to adverse weather conditions and standby time as other contractors completed their work. We continue to negotiate with and use our best efforts to resolve our EPC 64 contract claims against Pemex. We previously anticipated that these claims would be resolved by the end of the fourth quarter of 2003. As of December 31, 2003, however, since there was no final resolution of these claims and the ultimate amount and timing of payment of the claims was uncertain, we have recorded a $33.1 million reserve for unapproved claims against Pemex. The carrying value of our claims as of December 31, 2003 is $25.5 million and consists of $19.1 million of unapproved claims and $6.4 million remaining of additional scope of work. If we are unsuccessful in resolving our EPC 64 contract claims against Pemex, we intend to submit some or all of the claims to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce. However, due to the size of the dispute and inherent uncertainties with respect to arbitration, we cannot predict whether a negotiated resolution of this dispute will occur or, if such a resolution does occur, the precise terms of such a resolution. An adverse outcome from negotiations or possible arbitration could result in a further loss of up to $25.5 million.

Our liquidity also has been impacted by delay in collecting approximately $27.2 million of unreserved receivables from Iroquois Gas Transmission LP (Iroquois) and $5.5 million of the unreserved contract receivables from Williams Oil Gathering LLC (Williams). We have filed suit against Iroquois in the Supreme Court of the State of New York, New York County, for breach of contract and for damages for failure to pay for work performed. Iroquois has formally filed counter-claims, which we intend to contest vigorously. We have filed suit against Williams in the 295th Judicial District of the District Court for Harris County, Texas for breach of contract and wrongful withholding of amounts due to us for services. Williams has formally filed a counter-claim, which we intend to contest vigorously. Any adverse outcome from these lawsuits could result in a loss up to the respective carrying value of our claims.

Our ability to service our existing debt, provide working capital and fund our capital expenditure requirements has been adversely affected by the inability to collect our Pemex receivables and claims and our Iroquois and Williams receivables. In addition, our inability to collect these receivables contributed to our need to issue the Subordinated Notes. Continued delays in collecting these amounts will place additional pressure on our liquidity. See the discussion of risk factors under the caption "Our substantial indebtedness could adversely affect our financial health" concerning liquidity.

Industry volatility may adversely affect results of operations

The demand for our services, which was at substantially lower levels in the U.S. Gulf of Mexico during 2003, depends on the level of capital expenditures by oil and gas companies for developmental construction. As a result, the cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and developmental activity, have fluctuated substantially. Even though oil and gas prices were higher in 2003, the demand for our services did not increase due to low levels of exploration and development activities. Any significant decline in the worldwide demand for oil and gas, or prolonged low oil or gas prices in the future, will likely depress development activity. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. Capital expenditures by oil and gas companies operating in the U.S. Gulf of Mexico remained at reduced levels during 2003 due to the slow down in the U.S. economy and concerns over U.S. natural gas pricing trends. The low levels of activity in drilling and exploration in the U.S. Gulf of Mexico during 2003 resulted in decreased vessel utilization and profit margins in the U.S. Gulf of Mexico and adversely affected our revenues and profitability. Any continued low level of activity in offshore drilling and exploration will further adversely affect our revenues and profitability.

We incur risks associated with contract bidding and the performance of extra work outside the original scope of work

Most of our projects are performed on a fixed-price basis. We also perform projects on a day rate basis or cost-reimbursement basis. Changes in offshore job conditions and variations in labor and equipment productivity may affect the revenue and costs on a contract. These variations may affect our gross profits. In addition, typically during the summer construction season, and occasionally during the winter season, we bear the risk of interruptions, interferences and other delays caused by adverse weather conditions and other factors beyond our control. If the customer substantially increases the scope of our operations under the contract we are subjected to greater risk of interruptions, interferences and other delays as was the case with the EPC 64 contract. Pemex substantially increased the scope of our operations under this contract during 2000 to 2002, which subjected the project to greater interruptions due to adverse weather conditions and standby time as other contractors completed their work. When we perform extra work outside of the scope of the contract, we negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses and adversely affect our financial position, results of operations and our overall liquidity as is the case with respect to our current claims against Pemex, Iroquois and Williams.

We operate in a highly competitive industry

Our business is highly competitive because construction companies operating offshore compete vigorously for available projects, which are typically awarded on a competitive bid basis. This competitive bid process could adversely affect our international expansion strategy and being awarded projects in areas where we have not performed operations.

Several of our competitors and potential competitors are larger and have greater financial and other resources. Competitors with greater financial resources may be willing to sustain losses on certain projects to prevent further market entry by other competitors. In addition, marine construction vessels have few alternative uses and high maintenance costs, whether they are operating or not. As a result, some companies may bid contracts at rates below our rates. These factors may adversely affect the number of contracts that are awarded to us and the profit margins on those contracts that are awarded to us. Additionally, as a result of the competitive bidding process, our significant customers vary over time.

Operating hazards may increase our operating costs; we have limited insurance coverage

Offshore construction involves a high degree of operational risk. Risks of vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in offshore operations. These hazards may cause significant personal injury or property damage, environmental damage, and suspension of operations. In addition, we may be named as a defendant in lawsuits involving potentially large claims as a result of such occurrences. Our insurance premiums required to cover these risks have significantly increased during 2002 and 2003 due to losses in the insurance industry and the recent increase in our loss experience. We maintain what we believe is prudent insurance protection. However, we cannot assure that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability.

The seasonality of the marine construction industry may adversely affect our operations

Historically, the greatest demand for marine construction services in the U.S. Gulf of Mexico has been during the period from May to September. This seasonality of the construction industry in the U.S. Gulf of Mexico is caused both by weather conditions and by the historical timing of capital expenditures by oil and gas companies which accompanies this. As a result, revenues are typically higher in the summer months and lower in the winter months. Although we are pursuing business opportunities in international areas that we believe will offset the seasonality in the U.S. Gulf of Mexico, we cannot assure that such expansion will offset the seasonality of our operations in the U.S. Gulf of Mexico.

Our international operations are subject to significant risks

A key element of our strategy has been to expand our operations into selected international oil and gas producing areas, which we will continue to do. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

   political, social, and economic instability;

   potential seizure or nationalization of assets;

   increased operating costs;

  modification or renegotiating of contracts;

  import-export quotas;

  other forms of government regulation which are beyond our control; and

  war or terrorist activity.

In 2003, our operations were affected by the civil unrest in the Niger Delta of West Africa. Our operations there were temporarily suspended which negatively impacted revenues and gross profit during the second and third quarters of 2003. We were not able to resume work offshore West Africa until late October 2003. As our international operations expand, the exposure to the above mentioned risks will increase. As a result, we could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations.

Additionally, our competitiveness in international areas may be adversely affected by regulations, including but not limited to regulations requiring:

  the awarding of contracts to local contractors;

  the employment of local citizens; and

  the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.

We cannot predict what types of the above events may occur.

We utilize percentage-of-completion accounting

Since our contract revenues are recognized on a percentage-of-completion basis, we periodically review contract revenue and cost estimates as the work progresses. Accordingly, adjustments are reflected in income in the period when such revisions are determined. These adjustments could result in a revision of previously reported profits, which may be significant.

Estimates and assumptions that we use to prepare our financial statements could differ materially from actual future results

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We must apply significant, subjective and complex estimates and judgments in this process. Because of the inherent uncertainties in this process, actual future results could differ materially from our estimates.

We are dependent on key personnel

Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the marine construction industry, both domestic and international. The loss of the services of any one of these persons could adversely impact our ability to implement our expansion strategy.

We may incur additional expenditures to comply with governmental regulations

Our operations are subject to various governmental regulations, violations of which may result in civil and criminal penalties, injunctions, and cease and desist orders. In addition, some environmental statutes may impose liability without regard to negligence or fault. Although our cost of compliance with such laws has to date been immaterial, such laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of such laws on our future operations.

We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

Recently enacted and proposed regulatory changes may cause us to incur increased costs

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, will increase our expenses as we evaluate the implications of new rules and devote resources to respond to the new requirements. In particular, we expect to incur additional general and administrative expense as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent auditors to attest to, our internal controls. The compliance requirements of these new rules could also result in continued diversion of management's time and attention, which could prove to be disruptive to normal business operations. Further, the impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, which could harm our business.

We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

A possible terrorist attack or armed conflict could harm our business

Terrorist activities, anti-terrorist efforts and other armed conflict involving the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our debt service, financial and other contractual obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for marine construction services. Oil and gas related facilities and assets, including our marine equipment, could be direct targets for terrorists attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is damaged or destroyed. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Our efforts to expand internationally, especially into the Middle East, may increase these risks.

Our largest stockholders may continue to have a significant degree of influence over us unless all or a substantial portion of the shares described in this prospectus are sold, and they may make decisions with which you disagree

The registration statement of which this prospectus forms a part provides for the sale of up to an aggregate of 9,433,718 shares of our common stock by selling stockholders who presently beneficially own approximately 35.2% of the outstanding shares of our common stock. Of those 9,433,718 shares, three of the selling stockholders beneficially own 6,021,585 shares, or approximately 22.2% of the outstanding shares of our common stock. Unless all or a substantial portion of those 6,021,585 shares are sold, the beneficial owners of those shares will continue to own a substantial percentage of the outstanding shares of our common stock. The interests of those stockholders could differ from those of other stockholders. As a result of any substantial share ownership they retain, those stockholders may continue to exercise substantial control over us and any decisions relating to:

  elections to our board of directors;

  amendments to our certificate of incorporation;

  the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all our assets; and

  a change in control of our company (which may have the effect of discouraging third party offers to acquire our company).

In addition, holders of our Subordinated Notes and warrants issued in March 2004 have the benefit of certain covenants restricting our ability to take certain corporate actions.

Future sales of substantial numbers of shares of our common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment

The market price of our common stock could decline as a result of sales of shares by our existing stockholders after this offering, or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. All of the shares the selling stockholders are selling in this offering will be freely tradeable following the completion of that sale without restriction under the Securities Act of 1933, unless purchased by our affiliates. The sale, or potential sale, of a significant number of shares of our common stock may cause the price of our common stock to fall.

The market price of shares of our common stock could fluctuate significantly, and you may not be able to sell your common stock at a favorable price or at all

The market price of our common stock could be subject to significant fluctuations in response to variations in operating results, conditions in the oil and gas industry and other factors. In addition, the stock market has in recent years experienced significant price and volume fluctuations. Broad market fluctuations, as well as general economic conditions, such as a recessionary period or high interest rates, may adversely affect the market for our common stock.

A third party could be prevented from acquiring control of us because of the anti-takeover provisions in our charter and bylaws

Provisions in our certificate of incorporation and bylaws may make it more difficult for a third party to acquire control of us, even if a change in control would result in the purchase of outstanding shares of our common stock at a premium to the market price or would otherwise be beneficial to holders of our common stock. For example, our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, provisions of our certificate of incorporation, such as a staggered board of directors, limitations on the removal of directors, the prohibition of stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could make it more difficult for a third party to acquire control of us. Delaware corporation law may also discourage takeover attempts that have not been approved by our board of directors.

You are unlikely to be able to exercise effective remedies against Arthur Andersen LLP, our former independent public accountants

Although we have dismissed Arthur Andersen LLP ("Arthur Andersen") as our independent public accountants and have now engaged PricewaterhouseCoopers LLP, our consolidated financial statements for the year ended December 31, 2001 included in our Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference into this prospectus were audited by Arthur Andersen. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissed essentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen. In addition, Arthur Andersen has not consented to the inclusion of its report in this prospectus, and the requirement to file its consent has been dispensed with in reliance on Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

USE OF PROCEEDS

We will not receive proceeds from any sale of common stock by the selling stockholders. However, we may receive proceeds from the exercise of warrants held by some of the selling stockholders, which will be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

We are registering the sale of 9,433,718 shares of common stock on behalf of the selling stockholders, of which 4,732,956 shares are issuable upon the exercise of outstanding warrants exercisable within sixty days of the date of this prospectus. The following table sets forth the number and percentage of our shares of common stock beneficially owned by the selling stockholders, and the number and percentage of our shares of common stock that will be owned assuming the sale of all the shares offered hereby:

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned(1)	Number of Shares of Common Stock to be Sold	Number of Shares of Common Stock Beneficially Owned After Offering	Percentage of Common Stock Beneficially Owned After Offering
Elliott Associates, L.P.	2,075,209	7.65%	2,075,209	0	*
Elliott International, L.P.	2,075,209	7.65%	2,075,209	0	*
Falcon Mezzanine Partners, LP	1,871,167	6.90%	1,871,167(2)	0	*
JMB Capital Partners, LP	440,275	1.62%	440,275	0	*
Highland Crusader Offshore Partners	440,275	1.62%	440,275(2)	0	*
SACC Partners, LP	429,268	1.58%	429,268(2)	0	*
D.E. Shaw Laminar Portfolios, L.L.C.	330,206	1.22%	330,206(2)	0	*
Lloyd I. Miller, III	275,172	1.01%	275,172(2)	0	*
Kevin G. Douglas and Michelle M. Douglas	253,438	*	220,138(2)	33,300	*
Trust A-4, by Lloyd I. Miller, III	220,138	*	220,138(2)	0	*
Milfam I, L.P.	220,138	*	220,138(2)	0	*
Milfam II, L.P.	220,138	*	220,138(2)	0	*
Douglas Family Trust	143,469	*	110,069(2)	33,400	*
James Douglas and Jean Douglas Irrevocable Descendant's Trust	143,369	*	110,069(2)	33,300	*
Langley Partners, L.P.	110,069	*	110,069	0	*
B. Riley & Co. Inc.	71,545	*	71,545(2)	0	*
Milgrat II-Premium	55,034	*	55,034(2)	0	*
Richard Riley	27,517	*	27,517(2)	0	*
Lloyd I. Miller, III, Generation Skipping Trust, dated 12/31/91	27,517	*	27,517(2)	0	*
Milfam LLC	27,517	*	27,517(2)	0	*
Catherine C. Miller Irrevocable Trust, dated 3/26/91	27,517	*	27,517(2)	0	*
Alexandra B. Miller	27,517	*	27,517(2)	0	*
B. Riley & Co. Profit Sharing, Inc.	11,007	*	11,007(2)	0	*
Bryant and Carleen Riley	11,007	*	11,007(2)	0	*

Total	9,533,718	35.17%	9,433,718	100,000	*

_____________________
*	Less than one percent.

(1)	Calculated on the basis of 27,110,689 shares of common stock, which is the number of shares of common stock of Horizon Offshore, Inc. outstanding as of March 29, 2004.

(2)	Represents shares of common stock issuable upon the exercise of outstanding warrants.

In connection with the private placement that we completed on March 11, 2004, we entered into a registration rights agreement with the selling stockholders. The selling stockholders have the right to require us to file a registration statement under the Securities Act of 1933 so that they may sell all of the common stock issuable to them upon exercise of their warrants. In connection with the closing of the private placement, the selling stockholders formally requested that we register those shares. Under the agreement, we are not obligated to make more than three registrations at their request (now two, after giving effect to the inclusion of shares in this prospectus). The selling stockholders also have the right to include shares issuable upon the exercise of their warrants in any other registration statement we file involving our common stock.

We have also entered into a separate registration rights agreement with two of our principal stockholders, Highwood Partners, L.P. ("Highwood") and Elliott International (formerly Westgate International, L.P.), whereby they would both have limited rights to require us to register under the Securities Act of 1933 shares of common stock owned by them. Under the registration rights agreement, either of them may demand that we register common stock that they hold as long as that stockholder proposes to register at least five percent of our outstanding common stock. They may not require us to make more than one such demand registration per year nor more than three during the term of the registration rights agreement. Additionally, if we propose to register shares of our common stock for our own account or for that of another stockholder, Highwood and Elliott International have the right to require us to register common stock held by them on the same terms and conditions. In connection with the closing of the private placement, we entered into an amendment to the registration rights agreement with Highwood and Elliott International to allow us to include shares issuable upon the exercise of the other selling stockholders' warrants in any registration statement we file at the request of Highwood or Elliott International.

Highwood and Elliott International are our founding stockholders and have been our affiliates since our inception. See the information incorporated by reference in this prospectus for additional information regarding our relationship with Highwood and Elliott International.

PLAN OF DISTRIBUTION

We are registering for resale 9,433,718 shares of our common stock on behalf of the selling stockholders and their transferees or other successors in interest that receive the shares as a distribution or other non-sale related transfer from them. Such transferees together with the stockholders named above are referred to in this prospectus as the selling stockholders. We will receive no proceeds from the sale of common stock by the selling stockholders. However, we may receive proceeds from the exercise of warrants held by some of the selling stockholders.

The selling stockholders may offer and sell shares of common stock from time to time as follows (if at all):

  to or through underwriters, brokers or dealers;

  directly to one or more other purchasers;

  through agents on a best-efforts basis; or

  otherwise through a combination of any of these methods of sale.

If a selling stockholder sells shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock.

The shares of common stock may be offered and sold from time to time in one or more transactions:

  at a fixed price or prices, which may be changed;

  at market prices prevailing at the time of sale;

  at prices related to prevailing market prices;

  at varying prices determined at the time of sale; or

  at negotiated prices.

These offers and sales may be effected from time to time in one or more transactions:

  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

  in the over-the-counter market;

  in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

  in transactions otherwise than on exchanges or services or in the over-the-counter market;

  in ordinary brokerage transactions;

  through the writing of options;

  through privately negotiated transactions; or

  through other types of transactions.

  In connection with sales of common stock or otherwise, and subject to applicable restrictions under the Securities Exchange Act of 1934, referred to in this prospectus as the Exchange Act, including Regulation M thereunder, the selling stockholders may enter into hedging transactions with broker-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders also may transfer shares of common stock in other circumstances in which case the transferees or other successors in interest will be the selling stockholders for purposes of this prospectus. The selling stockholders may sell short the common stock in connection with establishing "put-equivalent" positions permitted under Section 16(c) of the Exchange Act, and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover these short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

The selling stockholders and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling stockholders and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

All expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of our counsel and of a single counsel selected by the selling stockholders will be borne by us, except that Highwood and Elliott International will be responsible for their own out-of-pocket expenses. Commissions, brokerage fees and discounts, if any, attributable to the sales of the shares of common stock by the selling stockholders will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act. We and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

Agents, underwriters or dealers may engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.

EXPERTS

The consolidated financial statements of Horizon Offshore, Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the issuance of Subordinated Notes on March 11, 2004 and the Company's financing and liquidity position) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Horizon Offshore, Inc. and subsidiaries as of and for the one-year period ended December 31, 2001 have been incorporated by reference in this registration statement in reliance upon the report of Arthur Andersen LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Arthur Andersen has not consented to the inclusion of their report in this prospectus, and in reliance on Rule 437a under the Securities Act, we have not obtained their consent to do so.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

The fees and expenses payable by us in connection with the issuance and distribution of the securities of Horizon Offshore, Inc. (the "Company") registered hereunder are as follows:

Securities and Exchange Commission registration fee	$3,484.16
*Legal fees and expenses	30,000.00
*Accounting fees and expenses	15,000.00
*Printing	5,000.00
*Miscellaneous	2,000.00
Total:	$55,484.16

                * Estimated.

Item 15.     Indemnification of Directors and Officers.

The Company's Certificate of Incorporation (the "Certificate") contains provisions eliminating the personal liability of the directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by the Delaware General Corporation Law. By virtue of these provisions, under current Delaware law a director of the Company will not be personally liable for monetary damages for a breach of his or her fiduciary duty except for liability for (a) a breach of his or her duty of loyalty to the Company or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (d) any transaction from which he or she receives an improper personal benefit. In addition, the Certificate provides that if a Delaware law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by Delaware law, as amended. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers, and limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

The Company's bylaws require the Company to indemnify its directors and officers against certain expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been directors and officers, subject to certain conditions and limitations.

In addition, each of the Company's directors has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director by reason of his position as director that are in excess of the coverage provided by such insurance, provided that the director meets certain standards of conduct. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

Item 16.     Exhibits.

4.1	Specimen stock certificate (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-43965)).

4.2	Rights Agreement, dated as of January 11, 2002, between Horizon Offshore, Inc. and Mellon Investor Services LLC, as Rights Agent, including (i) as Exhibit A-the Form of Certificate of Designations, (ii) as Exhibit B-the Forms of Rights Certificate, Assignment and Election to Purchase, and (iii) as Exhibit C-the Summary Description of the Stockholder Rights Plan (incorporated herein by reference to Exhibits 1, 2, 3 and 4 to the Company's Registration Statement on Form 8-A, filed with the Commission on January 18, 2002).

4.3	Registration Rights Agreement, dated as of December 4, 1997, among the Company, Highwood Partners, L.P. and Westgate International, L.P. (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-43965)).

4.4	Amendment No. 1, dated as of March 11, 2004, to Registration Rights Agreement, dated as of December 4, 1997, among the Company, Highwood Partners, L.P. and Westgate International, L.P. (incorporated by reference to Exhibit 10.41 to the Company's annual report on Form 10-K for the year ended December 31, 2003).

4.5	Registration Rights Agreement, dated as of March 11, 2004, among the Company, as issuer, Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels International, Ltd., HorizEn, L.L.C., ECH Offshore, S. de R.L. de C.V., and HOC Offshore, S. de R.L. de C.V., as guarantors, and the initial purchasers named therein (incorporated by reference to Exhibit 10.42 to the Company's annual report on Form 10-K for the year ended December 31, 2003).

5.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5.1).

24.1	Powers of Attorney.*

 _______________

*     Included on the signature page hereof.

Item 17.     Undertakings.

(a)        The registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration  statement:

(A)          To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(B)           To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(C)           To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)          The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 8, 2004.

HORIZON OFFSHORE, INC.

By:	/s/ David W. Sharp
David W. Sharp
Executive Vice President and
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Bill J. Lam and David W. Sharp, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Bill J. Lam
Bill J. Lam /s/ David W. Sharp	President, Chief Executive Officer and Director (Principal Executive Officer)	April 8, 2004
David W. Sharp /s/ J. Louis Frank	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)	April 8, 2004
J. Louis Frank /s/ Michael R. Latina	Chairman of the Board	April 8, 2004
Michael R. Latina /s/ Ken R. LeSuer	Director	April 8, 2004
Ken R. LeSuer /s/ John T. Mills	Director	April 8, 2004
John T. Mills /s/ Edward L. Moses, Jr.	Director	April 8, 2004
Edward L. Moses, Jr. /s/ Charles O. Buckner	Director	April 8, 2004
Charles O. Buckner	Director	April 8, 2004

EXHIBIT INDEX

4.1	Specimen stock certificate (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-43965)).

4.2	Rights Agreement, dated as of January 11, 2002, between Horizon Offshore, Inc. and Mellon Investor Services LLC, as Rights Agent, including (i) as Exhibit A-the Form of Certificate of Designations, (ii) as Exhibit B-the Forms of Rights Certificate, Assignment and Election to Purchase, and (iii) as Exhibit C-the Summary Description of the Stockholder Rights Plan (incorporated herein by reference to Exhibits 1, 2, 3 and 4 to the Company's Registration Statement on Form 8-A, filed with the Commission on January 18, 2002).

4.3	Registration Rights Agreement, dated as of December 4, 1997, among the Company, Highwood Partners, L.P. and Westgate International, L.P. (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-43965)).

4.4	Amendment No. 1, dated as of March 11, 2004, to Registration Rights Agreement, dated as of December 4, 1997, among the Company, Highwood Partners, L.P. and Westgate International, L.P. (incorporated by reference to Exhibit 10.41 to the Company's annual report on Form 10-K for the year ended December 31, 2003).

4.5	Registration Rights Agreement, dated as of March 11, 2004, among the Company, as issuer, Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels International, Ltd., HorizEn, L.L.C., ECH Offshore, S. de R.L. de C.V., and HOC Offshore, S. de R.L. de C.V., as guarantors, and the initial purchasers named therein (incorporated by reference to Exhibit 10.42 to the Company's annual report on Form 10-K for the year ended December 31, 2003).

5.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5.1).

24.1	Powers of Attorney.*

 _______________

*     Included on the signature page hereof.